BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Don R. De Souza                         Mailing Address:
Vice President                          P.O. Box 318
Telephone: 212-250-2216                 Church Street Station
                                        New York, NY 10008


                                        February 11, 1994



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Careline, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Don R. De Souza



Enclosures

            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


         Under the Securities Exchange Act of 1934
                    (Amendment No.   )*
                                 ____

                      Careline, Inc.
          _______________________________________
                      NAME OF ISSUER:

                       Common Stock
          _______________________________________
               TITLE OF CLASS OF SECURITIES

                         141702100
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 5 Pages

CUSIP No. 141702100                          Page 2 of 5 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and its wholly-owned subsidiary, Bankers Trust Company and its indirectly wholly-owned subsidiary BT Capital Corporation. Noel E. Urban, an individual.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company are New York corporations; BT Capital Corporation is a
  Delaware corporation.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES       3,078,124

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY           -0-

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING      3,078,124

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH              -0-

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  3,078,124

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  22.8%

12.TYPE OF REPORTING PERSON *

  Bankers Trust New York Corporation - HC; Bankers Trust Company - HC; BT Capital Corporation - CO

                                                      3
Item 1(a)    NAME OF ISSUER:

             Careline, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             17780 Fitch Street, Suite 135
             Irvine, California  92714

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation ("BTNY"), and its wholly-owned subsidiary, Bankers Trust Company ("BT") and its indirect wholly-owned subsidiary, BT Capital Corporation ("BTCC") and Noel E. Urben ("Urben")

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             BTNY, BTCo and BTCC are located at 280 Park Avenue,
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

             BTNY and BT are incorporated in the State of New York with their principal business office located in New York; BTCC is incorporated in the State of Delaware with its principal business office located in New York; Urben is a United States citizen.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock of Careline, Inc.

Item 2(e)    CUSIP NUMBER:

             141702100

Item 3       THE PERSON FILING IS A:

             For BTNY,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)


             For BT,

      (b)    [X] Bank as defined in Section 3(a)(6) of the Act.


             For BTCC and Urben, the Schedule is being filed pursuant to 13d-1(c).

Item 4       OWNERSHIP:

             (a)  Amount Beneficially Owned:

             BT as Investment Advisor own beneficially 250,000 shares of common stock.

             BT Capital Corporation owns 2,828,124 shares of common stock; Urben owns 2,828,124 shares are owned beneficially by BTCC of which Urben is President. Urben disclaims beneficial ownership of such shares.

             (b)  Percent of Class:

             BT owns 1.8% of the outstanding common stock; BTCC owns 21% of the outstanding common stock and Urben owns 21% of the outstanding common stock.

             (c)  Number of shares as to which BTCC has:

                     (i)  sole power to vote or to direct the
                          vote - BT-250,000 shares, BTCC-0
                          shares; Urben-0 shares

                    (ii)  shared power to vote or to direct the
                          vote - BTCC-2,828,124 shares; Urben-
                          2,828,124 shares

                   (iii)  sole power to dispose or to direct the
                          disposition of - BT-250,000 shares,
                          BTCC-0 shares; Urben-0 shares

                    (iv)  shared power to dispose or to direct
                          the disposition of - BTCC-2,828,124
                          shares; Urben-2,828,124 shares

Item 5       OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             The accounts for which BT serves as Investment
             Advisor have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             See Exhibit to Item 7.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Not applicable.
                                   5

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.

Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. Not applicable to BTCC and Urben.


                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1993

Signature:  BANKERS TRUST NEW YORK CORPORATION

             /s/James T. Byrne, Jr.
By:             James T. Byrne, Jr.
Title:          Secretary


Signature:   BANKERS TRUST COMPANY, as Investment Advisor


             /s/Don R. De Souza
By:             Don R. De Souza
Title:          Vice President


Signature:  BT CAPITAL CORPORATION


             /s/Noel E. Urben
By:             Noel E. Urben
Title:          President

                        EXHIBIT TO ITEM 7


             The chain of ownership from Bankers Trust New York
Corporation to BT Capital Corporation, the subsidiary which acquired the security being reported on, is shown below:

               Bankers Trust New York Corporation
                |                             |
                |                             |
        Bankers Trust Company        BT Holdings (New York), Inc.
                                              |
                                              |
                                     BT Capital Corporation